JOGOHEALTH INC.

CONSOLIDATING FINANCIAL STATEMENTS

TOGETHER WITH

REPORT ON THE AUDITED FINANCIAL STATEMENTS

AND REPORT ON COMPILED FINANCIAL STATEMENTS

DECEMBER 31, 2023

JOGOHEALTH INC.
TABLE OF CONTENTS

Premier Accounting Solutions, Inc.

A Certified Public Accounting and Business Consulting Firm
8050 Corporate Blvd Suite E, Plain City, OH 43064

To the Board of Directors
Jogohealth, Inc.

<u>Report on the Audit of Financial Statements</u>

Opinion

We have audited the accompanying financial statements of Jogohealth Inc., a Delaware Corporation which comprise balance sheet as of December 31, 2023, and the related statements of income, retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidating financial statements present fairly, in all material respects, the financial position as of December 31, 2023 and the results of operations and cash flows for the year then ended of Jogohealth Inc., except its subsidiaries Biofeedback DTX LLC and Jogo Health Private Limited, whose financial statements we complied, as discussed in the report on the Compilation of the Financial Statements section of our report, all in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jogohealth Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Financial Statements

Management is responsible for the preparation and fair presentation of the consolidating financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidating financial statements that are free from material misstatement, whether due to fraud or error.

Tel: (614) 600-1971 Fax (614) 413-3595
Email: premier@premiercpa.com

In preparing the consolidating financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jogohealth Inc.'s ability to continue as a going concern within one year after the date that the consolidating financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements of Jogohealth Inc.as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit
- Identify and access the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jogohealth Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Consider whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jogohealth Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of audit, significant audit findings, and certain internal control matters we identified during our audit.

Report on Compilation of the Financial Statements

Management is responsible for the accompanying financial statements of Jogo Health Private Limited and Bio Feedback DTX, LLC., which comprise the balance sheets as of December 31, 2023, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statements of Jogo Health Private Limited and Bio Feedback DTX, LLC.

Premier Accounting Solutions Inc

Premier Accounting Solutions, Inc.

Plain City, OH
April 18th 2024

JOGOHEALTH INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
Current Assets					
Cash & Cash Equivalents	$ 2,326,954	$ 117,565	$ 3,051	$ -	$ 2,447,570
Trade Accounts Receivable	7,675	13,530			21,205
Receivable from Subsidiaries	95,184			(95,184)	-
Receivable Stockholders	170,600				170,600
Prepaid Expenses	47,121	16,751			63,872
Refundable Income Taxes		5,195			5,195
Refundable Deposits	4,650	38,378			43,028
Inventory		29,899			29,899
Total Current Assets	2,652,184 -	221,318	3,051	(95,184)	2,781,369
Investment in Subsidiaries	2,915,922			(2,915,922)	-
Property & Equipment					
Exam Tables	4,800				4,800
Leasehold Improvements	11,228				11,228
Signs	10,025				10,025
Electrical Equipment & Installations		3,826			3,826
Furniture & Fixtures		150,019			150,019
Medical Equipment		25,726			25,726
Office Equipment		60,168			60,168
	26,053	239,739	-	-	265,792
Less: Accumulated Depreciation	(2,495)	(71,602)	-	-	(74,097)
					-
Property & Equipment-Net	23,558	168,137	-	-	191,695
OTHER ASSETS					
Deferred Expenses			756		756
Misc Advances	80,374				80,374
Goodwill		60,115			60,115
Refunable Deposits	6,125				6,125
Deferred Income Tax Asset	2,338,953				2,338,953
Right of Use Asset	146,222				146,222
Total Other Assets	2,571,674	60,115	756	-	2,632,545
TOTAL ASSETS	$ 8,163,338	$ 449,570	$ 3,807	# $ (3,011,106)	# $ 5,605,609

"The accompanying notes are an integral part of these financial statements."

JOGOHEALTH, INC.
BALANCE SHEET
DECEMBER 31, 2023

LIABILITIES & STOCKHOLDER'S EQUITY	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
CURRENT LIABILITIES					
Trade Accounts Payable	$ 149,499	$ 122,850	$ 8,450	$ (98,066)	$ 182,733
Advances from Stockholders			7,158	(6,358)	800
Accrued Expenses	25,751	38,080			63,831
Refundable Deposits		3,366			3,366
Lease Liability	46,065				46,065
Total Current Liabilities	221,315	164,296	15,608	(104,424)	296,795
LONG TERM LIABILITIES					
Lease liability	100,157				100,157
Total Long Term Liabilities	100,157	-	-	-	100,157
TOTAL LIABILITIES	321,472	164,296	15,608	(104,424)	396,952
STOCKHOLDER'S EQUITY					
Common Stock - 50,000,000 .00001 Par Value Authorized, 10,000,000 Shares Issued and Outstanding:	100	983,486	5,000	(988,486)	100
Preferred Stock -21,222,600 .00001 Par Value Shares Authorized, 16,500,003 Shares issued and Outstanding:	165				165
Additional Paid in Capital	13,116,286	1,733,719		(1,733,719)	13,116,286
Loss on Exchange Fluctuation				(186,927)	(186,927)
Non Controlling Interest				2,450	2,450
Retained Earnings	(5,274,685)	(2,431,931)	(16,801)		(7,723,417)
Total Stockholder's Equity	7,841,866	285,274	(11,801)	(2,906,682)	5,208,657
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 8,163,338	$ 449,570	$ 3,807	$ (3,011,106)	$ 5,605,609

"The accompanying notes are an integral part of these financial statements."

JOGOHEALTH INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2023

	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
REVENUE	$ 31,083	$ 243,184	$ -	$ -	$ 274,267
OPERATING EXPENSES					
Sales, General & Administrative Expenses	2,438,802	1,134,727	5,186		3,578,715
					-
OPERATING LOSS	(2,407,719)	(891,543)	(5,186)	-	(3,304,448)
OTHER INCOME/EXPENSES					
Interest Expense	(267,046)				(267,046)
Interest Income	6	96			102
Gain on Sale of Assets		255			255
Gain on Exchange Fluctuations	131	866			997
Penalties & Settlements	(335)				(335)
Miscellaneous Income	2,582				2,582
Total Other Income/Expenses	(264,662)	1,217	-	-	(263,445)
INCOME BEFORE INCOME TAXES	(2,672,381)	(890,326)	(5,186)	-	(3,567,893)
INCOME TAX EXPENSE					
Federal Income Tax Benefit and Credits	664,691	-	-	-	664,691
State Income Tax Benefit	373,524	-	-	-	373,524
NET INCOME	(1,634,166)	(890,326)	(5,186)		(2,529,678)
					-
					-
RETAINED EARNINGS-Beginning of the Year	(3,640,519)	(1,541,605)	(11,615)		(5,193,739)
					-
					-
RETAINED EARNINGS-End of the Year	$ (5,274,685)	$ (2,431,931)	$ (16,801)	$ -	(7,723,417)

"The accompanying notes are an integral part of these financial statements."

JOGOHEALTH INC.
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2023

	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
OPERATING ACTIVITIES:					
Net Income	$ (1,634,166)	(890,326)	$ (5,186)	$ -	$ (2,529,678)
Adjustments to reconcile Net Loss to Net Cash provided by Operating Activities:					
Depreciation Expenses	2,495	28,636			31,131
Amortization of Note Fees/Intangibles	41,382		61		41,443
Convertible Note adjustment	180,000				180,000
Gain on Sale of Assets		(255)			(255)
Ineterest Payable Converted to Stock	225,483				225,483
Change in Exchange Fluctuation		(873)		(13,150)	(14,023)
Changes in Assets & Liabilities:					
(Increase)/Decrease in Accounts Receivable	(7,675)	(3,114)			(10,789)
(Increase)/Decrease in Receivables-Subsidiaries	(1,500)			1,500	-
(Increase)/Decrease in Other Receivables	(60,079)	(7,641)			(67,720)
(Increase)/Decrease in Prepaid Expenses	(25,378)	(7,135)			(32,513)
(Incerase)/Decrease in Inventory		6,706			6,706
(Increase)/Decrease in Deferred Tax Asset	(1,039,762)				(1,039,762)
(Increase)/Decrease in Deposits	(6,125)	(1,761)			(7,886)
Increase/(Decrease) in Trade Accounts Payable	(60,735)	19,737	3,475		(37,523)
Increase/(Decrease) in Other Payables		(3,789)			(3,789)
Increase/(Decrease) in Accrued Expenses	20,715	10,629			31,344
Net Cash Provided/(Used) in Operating Activities	(2,365,345)	(849,186)	(1,650)	(11,650)	(3,227,831)
INVESTING ACTIVITIES:					
Purchase of Fixed Assets	(21,253)	(46,097)			(67,350)
Proceeds from Sale of Fixed Assets		662			662
Investment in Subsidiaries	(915,000)			915,000	-
Cash Provided/(Used) in Investing Activities	(936,253)	(45,435)	-	915,000	(66,688)
FINANCING ACTIVITIES					
Proceeds form Issuance of Stock	4,484,133	901,850		(901,850)	4,484,133
Proceeds from Convertible notes					-
Shareholder Loan			1,500	(1,500)	-
Net Cash Provided/(Used) by Financing Activities	4,484,133	901,850	1,500	(903,350)	4,484,133
NET INCREASE/(DECREASE) IN CASH	1,182,535	7,229	(150)	-	1,189,614
CASH-Beginning of the Year	1,144,419	110,336	3,201	-	1,257,956
CASH-End of the Year	$ 2,326,954	$ 117,565	$ 3,051	$ -	$ 2,447,570

SUPPLEMENTAL DISCLOSURES TO CASH FLOW STATEMENT

Interest Paid	$ -
Income Tax Paid	$ 1,547

Non cash Financing Activities

Issuance of A-1 Preferred stock	$ 170,000
Issuance o Seed 2-Preferred Stock	$ 600

" The accompanying notes are and integral part of these financial statements."

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Organization

Jogohealth Inc. (The Company) was incorporated in August of 2016 in the state of Delaware and is in the early stage of commercialization, to offer digital therapeutics for various neuromuscular conditions such as Pain Medicine, Neurology, Urology, and Gastroenterology. The core technology being developed by the Company reads electromyography data from the skin surface and algorithmically modifies the signal to be suitable for therapeutic purposes and is protected by a United States patent. The Company currently operates in the states of New York, Massachusetts, and New Jersey and currently has two subsidiaries namely, Jogo health Private Limited a 99.90% owned subsidary in India and Bio Feedback DTX LLC a 51% owned subsidiary in the United States.

Consolidation Policy

As required by the accounting principles generally accepted in the United States of America the method used to account for the investment in subsidiaries is by the way of consolidation of financial statements of the Parent Co with the financial statements of the subsidiaries. Consolidated financial statements are based on the assumption that they present the financial position and results of operations of a single entity. Thus, preparing the consolidated financial statements consists of combining all parent and subsidiary accounts and eliminating all inter company balances and transactions, if any.

Management Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

In accordance with accounting principles generally accepted in the United States of America the Company recognizes revenue for goods when significant risks and rewards of ownership of goods are transferred to the buyer, it is probable that the economic benefit associated with the transaction will flow through to the Company and the relevant

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

revenue and costs can be measured reliably. Service revenue is recognized when professional services are provided and revenue from such services can be reliably measured and it is probable that the economic benefits associated with the transaction will flow through to the Company

Disclosures Regarding Financial Instruments:

The carrying value of cash, accounts receivable, accounts payable and accrued expenses are considered to approximate fair value due to the relatively short maturity of these instruments.

Inventory:

Inventory comprises of medical supplies/equipment such as electrodes, probes, charging docks, etc., and is valued at cost.

Concentration of Credit risk:

The financial instruments that subject the Company to a potential credit risk is cash and trade accounts receivable.

Cash: The Company's cash is held at a financial institution, which provides Federal Deposit Insurance coverage up-to $250,000, and as of December 31, 2023 the cash balance at this financial institution exceeded this amount by $ 2,076,954.

Trade Accounts Receivable: The Company provides goods and services to its customers based on the evaluation of the customers' credit worthiness without requiring any collateral.

Advertising & Marketing:

It is the policy of the Company to expense all advertising and marketing costs (if any) during the periods to which such advertising costs pertain and hence such costs are not capitalized. For the year ended December 31, 2023 the Company incurred $ 160,283 in advertising and marketing costs.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Cash & Cash Equivalents:

Cash and cash equivalents include cash on hand, and demand deposits, certificate of deposit, money market accounts and investments with an original maturity of 90 days or less.

Property & Equipment:

Property & Equipment is recorded at cost. Depreciation on property and equipment is computed using declining balance method of line method of depreciation over the estimated useful life of the asset. It is the policy of the Company to capitalize any asset with a cost of $1,000 or more. The following class lives are used for the following categories of assets.

Office Equipment	5 Years
Medical Equipment	15 Years
Furniture & Fixtures	10 Years
Electrical Equipment & Installations	10 Years
Exam Tables	3 Years
Leasehold Improvements	5 Years
Signs	5 Years

The Company provided $ 31,132 in depreciation expense for the year ended December 31, 2023

Income Taxes:

The Company is a "C Corporation" under the Internal Revenue Code and therefore based on its taxable income is taxed at 21% at the federal level and 11.5%, 8%, 6.5%, and 5.5% for the states of New Jersey, Massachusetts, New York, and Florida respectively. However, the Company didn't incur any federal income tax expenses the year 2023 based upon the current year losses and net operating loss carry-forward from prior years, and incurred minimal state income taxes in the amount of $ 1,547 once again due to current year losses and prior period state level net operating losses carry forward. The Company can also incur foreign income tax expenses based upon it taxable income in India, however there were no such foreign income taxes paid or accrued due to operating losses incurred during the year.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred Income Taxes and Components:

U.S Generally Accepted Accounting Principles requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. Under this method deferred tax assets and liabilities are determined using the current applicable enacted tax rates and provisions of the enacted federal and state tax law. However such temporary differences will not arise or would be clearly immaterial between book and tax basis of most assets and liabilities, as the Company is an accrual basis tax payer. A deferred tax asset can also arise from unused net operating losses and tax credit carry forwards if any. As of December 31, 2023 a deferred tax asset in the amount of $ $ 2,338,953 has been recorded on the books composed of the following:

Estimated Future Tax Benefits Arising From Net Operating Loss Carry-Forward	$ 2,183,236
Excess of Book Amortization Over Tax Amortization	95,191
Excess of Tax Depreciation over Book Book Depreciation	(533)
Estimated Tax Credits	61,059
Total Deferred Tax Asset	$ 2,338,953

As of December 31, 2023 the Company had estimated excess of tax depreciation over book depreciation for federal and state income tax purposes in the amount of $ 2,541 and had estimated excess of book amortization over tax amortization for federal and state income tax purposes in the amount of $ 453,291. Furthermore as of December 31, 2023 the Company had an estimated net operating loss carry forward for federal income tax purposes in the amount of $ 7,206,048 and $ 4,017,936, $ 1,718,874, $ 924,975 and $ 187,314 for the states of New Jersey, Massachusetts, New York and Florida respectively. The federal and state income tax rates used in the deferred tax asset calculations above are 21% and 11.5%, 8% 6.5% and 5.5% for New Jersey, Massachusetts, New York and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Florida respectively. Management, upon the analysis of available evidence asserts that these deferred tax assets are fully realizable and hence a deferred tax valuation allowance is not necessary at this time. Management also asserts that based upon circumstances this estimated deferred tax asset could potentially change in the next operating cycle and such change could be material.

Operating Leases Accounting Standard Codification 842 (ASC 842)

Effective January 1, 2022, Jogohealth, Inc. adopted Accounting Standard Codification (ASC) 842 for all leases at lease commencement/transition date, with the exception of the company's policy to treat all operating leases with a term less than 12 months (short term leases) at transition/lease commencement with the recognition approach under Accounting Standard Codification 840 (ASC 840), which does not require capitalization of a lease asset or a liability on the balance sheet.

All leases pertaining to Jogo Health Private Limited at transition/lease commencement date are recognized on the books in accordance with ASC 840.

Currency Translation

Assets and liabilities of Jogo Health Private Limited (Indian subsidiary) are translated into their United States dollar equivalents using the foreign exchange rate that prevailed on December 31, 2023 (1USD=83.17 INR) and Revenue and expenses of the subsidiary are translated into their United States dollar equivalents using the average foreign exchange rate during year 2023 (1USD=82.88INR) and gains or losses resulting from these foreign currency translations are included in an equity account "Gains /(Losses) due to Exchange Fluctuations".

Goodwill & Other Intangible Assets

It is the policy of the Company to amortize intangible assets using the declining balance method of amortization with the exception of goodwill, which is tested for impairment when circumstances warrant an impairment test, and if goodwill is deemed to be impaired by management, the measured amount of impairment is written off against the goodwill into the income statement in the year of impairment.

2. LEASES

Office Space Leases:

Jogohealth, Inc. (Parent Co) as of December 31, 2023 had office space under four separate lease agreements, which are which reflect on the financial statements in accordance with Accounting Standards Codification (ASC) 842. The incremental borrowing rate used in calculating the lease liability and the corresponding Right of Use Asset is 7%. The details of the applicable leases are as follows.

1. A one year lease commencing on November 1, 2023 in the state of Massachusetts with a minimum monthly base rent payment of $ 700.

2. A one year lease commencing in on July 1, 2023 in the state of New Jersey with a minimum monthly base rent payment of $ 1,300.

3. A five year lease agreement commencing August 1, 2023 in the state of Massachusetts with a current minimum monthly base rent of $ 2,625.

4. A two year lease agreement commencing on September 1, 2022 in the state of Florida that calls for a monthly minimum base rent payment of $ 1,000.

Lease liability calculated for the above mentioned leases for years ending December 31, are as follows.

Year	Amount
2024	$ 46,065
2025	25,480
2026	27,321
2027	29,297
2028	18,059

Jogo Health Private Limited as of December 31, 2023 had the following office space leases in various locations in India, the details of which are as follows

1. A Five year lease agreement in Adyar, India commencing February 1, 2020 which calls for a monthly base lease payment of $ 2,365
2. A five year lease agreement in Adyar, India commencing February 1, 2021which calls for a monthly base lease payment of $ 1,048

3. A 33 month lease agreement in Coimbatore, India commencing May 1, 2022 which calls for a monthly base lease payment of $ 241
4. A 22 month lease agreement in Tambaram, India commencing April 1, 2023 which calls for a monthly base rent payment of $ 688.

Future minimum Lease payments for the above leases for the years ending December 31, are as follows:

Year	Amount
2024	$ 52,554
2025	15,870
2026	1,048

3. MISCELLANOUS RECEIVABLES

Miscellaneous advances reflecting on the financial statements in the amount of $ 80,374 is composed of operating advances made to three unrelated entities for which there is no interest, formal repayment terms or collateral/security. Management asserts that these are fully recoverable.

4. GOODWILL

The goodwill appearing on the books of Jogo Health Private Limited as of December 31, 2023 in the amount of $ 60,115 is attributed and calculated based upon a slump sale agreement between Jogo Health Private Limited & Prem Center dated September 16th 2019. Jogo Health Private Limited purchased the Prem Center as a going concern on a slump sale basis for a total lump sum consideration of $ 60,424 and the consideration is treated as goodwill on the books of Jogo Health Private Limited. Although the goodwill was not been tested for impairment management asserts the goodwill recorded on the books is not impaired as of December 31, 2023.

5. RESEARCH AND DEVELOPMENT COSTS

During the year the Company incurred $ 241,352 in research and development costs pertaining to its core technology being researched and developed to offer digital therapeutics for various neuromuscular conditions, such as Pain Medicine, Neurology, Urology, and Gastroenterology. In accordance with accounting principles generally accepted in the United States of America, these costs which did not meet the criteria for capitalization have been expensed.

6.RECEIVABLE FROM STOCKHOLDERS

Receivables from stockholders in the amount of $ 170,600 consists of consideration receivable in the amount of $ 170,000 from three shareholders for the issuance of 150,950 shares of Preferred A-1 stock which has been subsequently received 2024, and consideration receivable in the amount $ 600 from one stockholder for issuance of 600,000 shares of Preferred Seed-2, which is expected to be received shortly. There is no interest or any other terms to this receivable.

7. SUBSEQUENT EVENTS

Generally Accepted Accounting Principles defines subsequent events as events or transactions that occur after the statement of financial position date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through April 18th 2024, and has determined the following significant events:

1. Effective 01/01/2024, Jogohealth Inc. divested its 51% holding at Biofeedback DTX LLC.

2. The Company started receiving prescriptions for migraine treatment from Mayo Clinic in March 2024. Acceptance by a respected name such as Mayo Clinic is expected to accelerate sales.

JOGOHEALTH, INC.
SCHEDULE OF REVENUE, SALES, GENERAL AND ADMINISTRATIVE EXPENSES
YEAR ENDED DECEMBER 31, 2023

REVENUE	Jogohealth Inc. Audited	Jogo health Private Ltd Un-Audited	Bio Feedback DTX LLC Un-Audited	Elimination	Consolidated Un-Audited
Service Revenue	$ 23,408	$ 243,184			$ 266,592
Sale of Devices	7,675				7,675
	31,083	243,184	- -	-	274,267
SALES, GENERAL & ADMINISTRATIVE EXPENSES					
Salaries & Wages	750,240	647,958			1,398,198
Payroll Taxes	62,371				62,371
Clinical Supplies	29,304	9,782			39,086
Bank Charges	3,432	1,987			5,419
Business Development	137,794				137,794
Sales Management	14,850				14,850
Business Licenses	1,542				1,542
Clinic Operating Expenses	1,142	41,544			42,686
Call Center Expenses	27,018				27,018
Meetings and conferences	32,092				32,092
Employee Benefits	59,428				59,428
Lease costs	47,825	69,325			117,150
Utilities	768	7,127			7,895
Business Taxes	9,804	6,448			16,252
Insurance	36,573	9,987			46,560
Office Expenses	25,952	10,525			36,477
Office Supplies	39,186	62,296			101,482
Accounting Legal & Professional Fees	634,430	135,948	4,975		775,353
Regulatory Fees	23,450				23,450
Shipping and Postage	11,611				11,611
Depreciation & Amortization	2,495	28,636	61		31,192
Travel & Lodging	39,778	37,701			77,479
Meals	2,866	11,008			13,874
Reaserch & Development Expenses	241,352				241,352
Telephone	2,751				2,751
Training Expenses	1,102				1,102
Advertising & Marketing	142,140	18,143			160,283
Dues & Subscriptions	57,506	1,444	150		59,100
Accredition Expenses		28,138			28,138
Loss in Inventrory		6,730			6,730
	$ 2,438,802	$ 1,134,727	$ 5,186	$ -	$ 3,578,715

" The accompanying notes are an integral part of these financial statements."

JOGO HEALTH, INC.
STATEMENT OF JOSTOCKHOLDER EQUITY
DECEMBER 31, 2023
JOGO HEALTH INC-(PARENT-CO)
AUDITED

	Common Stock-.00001 Par, 10,000,000 Shares Issued and O/S	Preferred Stock Seed-1-00001 Par, 610,560 Shares Issued and O/S	Preferred Stock Seed-2-.00001 Par, 4,332,040 Shares Issued and O/S	Preferred Stock A-1-.00001 Par, 4,179,990 Shares Issued and O/S	Preferred Stock A-2-.00001 Par, 7,377,413 Shares Issued and O/S	Additional Paid- in Capital	Retained Earnings	Treasury Stock	Total SH Equity
Balance January 1 2023	$ 100	$ 6	$ 37			$ 2,616,957	$(3,640,519)	$ -	$ (1,023,419)
Shares Issued	-	-	6	42	74	10,499,329	-	-	10,499,451
Purchase of Treasury Stock	-	-	-			-	-	-	-
Net Income	-	-	-			-	(1,634,166)	-	(1,634,166)
Stockholder's Distribution	-	-	-			-	-	-	-
Balance December 31, 2023	$ 100	$ 6	$ 43	$ 42	$ 74	$ 13,116,286	$(5,274,685)	$ -	$ 7,841,866

"The accompanying notes are an integral part of these financial statements"